Integrated Ventures, Inc.

18385 Route 287

Tioga, PA 16946

February 13, 2025

David Irving

U.S. Securities & Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Integrated Ventures, Inc.
Form 10-K for Fiscal Year Ended June 30, 2024 Response dated May 10, 2024 File No. 000-55681

Dear Mr. Irving:

By letter dated November 14, 2024, the staff (the “Staff,” “you” or “your”) of the U.S. Securities & Exchange Commission (the “Commission”) provided Integrated Ventures, Inc. (the “Company,” “we,” “us” or “our”) with its comments to the Company’s Form 10-K for Fiscal Year Ended June 30, 2024. We are in receipt of your letter and set forth below are the Company’s responses to the Staff’s comments. For your convenience, the comments are listed below, followed by the Company’s responses.

Form 10-K for the year ended June 30, 2024

Revenue Recognition, page F-9

1.	We note your response to prior comment 5. Please address the following with respect to your response and make revisions to your disclosure in future filings where applicable.

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We note your response and disclosure that your contracts with mining pool operators can be terminated at any time by either party without penalty. Tell us whether you believe the contract is continuously renewed. Refer to examples 1 and 2 of question 7 and question 8 of the FASB Revenue Recognition Implementation Q&A’s. To the extent you have determined your contracts with pool operators are continually renewed, please tell us, and revise future disclosure to discuss your consideration as to whether the duration of your contract is less than 24 hours.

Response: We have determined that our contracts with pool operators are continuously renewed. Future disclosures will be revised to discuss this determination; however, please note that through June 6, 2024, we operated our digital asset mining operations in one hosted facility in Granbury, Texas, but as of June 7, 2024, all miners were disconnected from their power source and, through the date of this letter, have not been reconnected. On February 7, 2025, the Company agreed to terminate the hosting and power purchase agreement for their miners located in Granbury, Texas. The Company has not recognized digital asset mining revenue since June 6, 2024. As of the date of this filing, the Company is considering what to do with the miners. The options we are considering are to (1) sell and purchase newer models, such as Antiminer S21 or Whatsminer M66, (2) reconnect current miners on revenue share basis, or (3) sell and deploy capital to support newly launched health and wellness operations.

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We note your response that your mining pool consideration is not comprised of block rewards, transaction fees and mining pool operator fees, but rather on a percentage earnout based on a contractual formula, which primarily calculates hash rate provided by you to the mining pool operator as a percentage of total network hash rate. Our understanding of mining pool operator fees determined using an FPPS payout method is that fees are comprised of block rewards, transaction fees and mining pool operator fees, your share of which is determined based on the percentage calculation articulated in your response. Please confirm whether our understanding is consistent with your mining pool agreements, and if so, please revise your disclosure in future filings accordingly.

Response: We have determined that our share of mining pool operator fees is to be determined using an FPPS payout method where fees are comprised of block rewards, transaction fees, and mining pool operator fees. Future disclosures will be revised to reflect this determination.

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We note your response to prior comment 5 and your disclosure that you measure the noncash consideration received from the mining pool operator on the date of receipt. Based on the guidance in ASC 606-10-32-21, noncash consideration should be valued at contract inception, which is the date the criteria in paragraph 606-10-25-1 are met. Please revise accounting policies and disclosures in future filings to be consistent with GAAP.

Response: Future disclosures will be revised to state as follows: “Given that the contract is continuously renewing and the duration is considered to be less than 24 hours, the Company measures the transaction consideration at fair value on the date Bitcoin is received,” which we believe to be consistent with GAAP.

Thank you for your assistance in reviewing this filing.

Very truly yours,

Steve Rubakh

Chief Executive Officer

Integrated Ventures Inc.

18385 Route 287

Tioga, PA 16946

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